ARTICLES OF INCORPORATION

I

The name of this corporation is Rubicon Real Estate and Mortgages, Inc.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation’s initial agent for service of process is:

Joel Newman

19200 Von Karman Ave., Ste. 350

Irvine, CA 92612

IV

The corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 50,000,000 shares.

/s/ Joel Newman

Joel Newman, Incorporator